Exhibit 99.1

Press release

Biophytis announces receipt of Nasdaq Notice

Paris (France), Cambridge (Massachusetts, U.S.), April 28th, 2023, 23:00 CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announced that it has received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated April 24, 2023, indicating that, based on the reported stockholders’ equity of (€1,911,000) of Biophytis as reported in its 20-F, the Company does not meet the minimum shareholders’ equity criteria of $2,500,000 in stockholders’ equity for continued listing (the “Nasdaq Letter”).

The Notification Letter has no immediate effect on the listing of the ADSs, and they will continue to trade on The Nasdaq Global Select Market under the symbol “BPTS”.

Under Nasdaq Listing Rule 5550(b)(1), Biophytis has 45 calendar days, or until June 8, 2023, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Nasdaq Letter to evidence compliance.

Biophytis intends to regain compliance within the applicable compliance period and is currently working on a plan including financial and scientific projections.

During this time, the Company’s ADSs will continue to be listed and trade on The Nasdaq Global Select Market and the Company’s business and operations are not affected by the receipt of the Notification Letter.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our lead molecule drug candidate, administered orally, has completed a Phase 2 clinical trial as a treatment for sarcopenia in the United States and Europe (SARA-INT) with positive results. Biophytis is currently in discussions with regulatory authorities to initiate a Phase 3 study. Sarconeos has also obtained positive results from a Phase 2-3 clinical trial (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America and the United States, and has initiated the regulatory process to obtain early access in France and conditional marketing authorization in Europe and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Annual Report on Form 20-F available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry: antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio: agathe.boggio@taddeo.fr  +33 7 62 77 69 42